Exhibit 99.1

FUWEI FILMS (HOLDINGS) CO., LTD.

No. 387 Dongming Road

Weifang Shandong

People’s Republic of China, Postal Code: 261061

September 28, 2020

Dear Shareholder:

You are cordially invited to attend the 2020 Annual General Meeting of Shareholders (the “Annual General Meeting”) of Fuwei Films (Holdings) Co., Ltd. to be held at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on November 6, 2020 at 10:00 a.m. (Beijing Time). The matters to be acted upon at the Annual General Meeting are set forth and described in the Notice of the 2020 Annual General Meeting of Shareholders and Proxy Statement which are attached hereto. We request that you read all of them carefully.

We hope that you will attend the Annual General Meeting. Whether or not you expect to attend the Annual General Meeting in person, we urge you to sign, date and return the enclosed Proxy Card in the enclosed postage prepaid envelope (if mailed in the United States) as promptly as possible. You may, of course, attend the Annual General Meeting and vote in person even if you have signed and returned your Proxy Card to us.

Sincerely,

/s/ Yong Jiang
Yong Jiang

Secretary

IT IS IMPORTANT THAT YOU VOTE, SIGN AND RETURN

THE ACCOMPANYING PROXY CARD AS SOON AS POSSIBLE

FUWEI FILMS (HOLDINGS) CO., LTD.

No. 387 Dongming Road, Weifang, Shandong

People’s Republic of China, Postal Code: 261061

NOTICE OF 2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 6, 2020

To the Shareholders of Fuwei Films (Holdings), Co., Ltd.:

NOTICE IS HEREBY GIVEN that the 2020 Annual General Meeting of Shareholders (the “Meeting”) of Fuwei Films (Holdings), Co., Ltd. (“Fuwei” or the “Company”) will be held at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on November 6, 2020 at 10:00 a.m. (Beijing Time), to consider and act upon the following matters:

1．	To re-elect directors in accordance with the Articles of Association of the Company;

2.	To ratify and approve the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) as the Independent Registered Public Accounting Firm for the Company for the fiscal year ending December 31, 2020 and to authorize the board of directors of the Company to fix their remuneration; and

3.	To transact such other business which may properly come before the Annual General Meeting or any adjournment thereof.

Information regarding the matters to be acted upon at the Annual General Meeting is contained in the accompanying Proxy Statement. This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of the Company.

The close of business on September 21, 2020 has been fixed as the record date for the determination of shareholders entitled to receive the notice of and vote at the Annual General Meeting or any adjournments thereof.

All shareholders are cordially invited to attend the Annual General Meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy promptly. Shareholders who execute proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope which requires no postage if mailed within the United States is enclosed for your convenience.

The notice of the Annual General Meeting, Proxy Statement, and form of proxy will first be mailed to shareholders on or about October 7, 2020.

By Order of the Board of Directors,

/s/ Yong Jiang
Yong Jiang
Secretary
September 28, 2020

VOTING SECURITIES

Only holders of ordinary shares of the Company (“Shares”) of record at the close of business on September 21, 2020, are entitled to vote at the Annual General Meeting. On the record date, the Company had outstanding and entitled to vote: 3,265,626 Shares. For purposes of voting at the Annual General Meeting, each Share is entitled to one vote upon all matters to be acted upon at the Annual General Meeting. Not less than 33 1/3% of the votes of the outstanding Shares held by at least two shareholders represented at the Annual General Meeting in person or by proxy (or, in the case of a corporate shareholder, by its duly authorized representative) shall constitute a quorum. The affirmative vote of a simple majority of the shareholders present and entitled to vote at the Annual General Meeting is required on election of directors and the ratification of the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd., independent certified public accountants, as our independent registered public accounting firm for the year ending December 31, 2020 as set out in the notice of the Annual General Meeting. Any Shares not voted (whether by abstention, broker non-vote or otherwise) in respect to any matter are not considered as votes cast.

PRINCIPAL SHAREHOLDERS

The following table sets forth, as of September 21, 2020, certain information concerning the beneficial ownership of the Shares by (i) each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares; (ii) each director and the nominee for director of the Company; (iii) each executive officer of the Company; and (iv) all executive officers and directors of the Company as a group, and their percentage ownership and voting power.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned (2)		Percent of Shares Beneficially Owned
Each shareholder known by the Company to own beneficially five percent or more of the outstanding Shares:

Hongkong Ruishang International Trade Co., Ltd., Room 1401, 14 Floor, World Commerce Centre, Harbour City, 7-11 Canton Road, Tsim Sha Tsui, Kowloon, Hong Kong	1,728,126	(3)	52.9%

Shandong Fuhua Investment Company Limited, No.189 Dongfeng East Street, Weifang, Shandong, People’s Republic of China.	409,375	(4)	12.54%

Each director and executive officer of the Company:

Lei Yan, Chairman of the Board of Directors and Chief Executive Officer	-		-
Jingjing Cheng, Chief Financial Officer and director	-		-
Yong Jiang, Secretary	-		-
Junying Liu, director	-		-
Tee Chuang Khoo, director	-		-
Lihang Geng, director	-		-
All executive officers and directors of the Company as a group (six persons)

(1) Unless otherwise indicated, the address of such individual is c/o No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061.

(2) In computing the number of shares beneficially owned by a person and the percentage ownership of a person, shares subject to options, warrants or other derivative securities held by that person that are currently exercisable or exercisable within 60 days are deemed outstanding. Such shares, however, are not deemed outstanding for purposes of computing the percentage ownership of each other person. Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares.

(3) On July 2, 2020, we announced receipt of a notification from Shanghai Meicheng Enterprise Management Co., Ltd., (“Shanghai Meicheng”) with respect to an ownership transfer from Shandong SNTON Group Co., Ltd. (the “SNTON Group”) to Shanghai Meicheng, of our 1,728,126 ordinary shares controlling outstanding ordinary shares (the “Shares”). SNTON Group held the Shares indirectly through an intermediate holding company, Hongkong Ruishang International Trade Co., Ltd. (“Hongkong Ruishang”). SNTON Group transferred its equity in Hongkong Ruishang to Shanghai Meicheng on June 23, 2020, due to SNTON Group’s asset reorganization. As a result of this transfer, Shanghai Meicheng now indirectly owns the Shares through Hongkong Ruishang and Hongkong Ruishang in turn holds the Shares through Apex Glory Holdings Limited, a British Virgin Islands corporation.

(4) Shandong Fuhua Investment Company Limited (“Shandong Fuhua”) received ownership of the Company’s 409,375 ordinary shares through an ownership transfer from the Administration Company. The Administration Company originally held these shares indirectly through an intermediate holding company, Easebright Investments Limited (“Easebright”). As a result of this transfer, Shandong Fuhua indirectly owns 409,375 ordinary shares of the Company through Easebright. This information was derived from a Schedule 13D filed by Shandong Fuhua on December 30, 2014 with the SEC.

EXECUTIVE OFFICERS

Executive officers of the Company are appointed at the discretion of the Board of Directors. There are no family relationships between or among any of the executive officers or directors of the Company. There are no agreements or understandings for any officer or director of the Company to resign at the request of another person and none of the officers or directors is acting on behalf of or will act at the direction of any other person.

The following sets forth the names and ages of our executive officers, their respective positions and offices, and their respective principal occupations or brief employment history.

Name	Age	Positions with the Company
Lei Yan	39	Chairman of the Board of Directors and Chief Executive Officer and director
Jingjing Cheng	35	Chief Financial Officer, Director
Yong Jiang	46	Secretary of the Board of Directors

Mr. Lei Yan has been the President of Shanghai Meicheng Enterprise Management Co., Ltd., since January 2020, where he is responsible for overall business management. Since April 2019, Mr. Yan has been the Director and President of Shandong Shengjia Industrial Park Management Co., Ltd., where he oversees business management. He has been the Vice President of Shandong Hualong Group Co., Ltd. since 2013, where he is in charge of business administration and market expansion. He was also the director of marketing of Shandong Hualong from 2008 to 2013. From 2003 to 2008, he served as marketing manager, marketing salesman of the marketing department for Shandong Hualong. Mr. Yan studied business administration for his Master course at Korea Daebul University in South Korea. He studied Business Management at China University of Petroleum from 2008 to 2010 for his undergraduate course. In 2003, he graduated from Hubei University of Economics where his major was Accounting Computerization.

Ms. Jingjing Cheng has been the Director and Chief Financial Officer of Shanghai Meicheng Enterprise Management Co., Ltd. since January 2020, where she is responsible for finance management. Since April 2019, Ms. Cheng has been the Chief Financial Officer and Vice President of Shandong Shengjia Industrial Park Management Co., Ltd., where she is responsible for finance management and operation management. Previously, she was the Chief Financial Officer and Vice President of Beijing Baitetongchuang Marketing Plan Co., Ltd., where she oversaw finance management. From March 2008 to March 2013, she served as an accountant in Shandong Hualong Group Co., Ltd. Ms. Cheng was the assistant of President at Baosheng Clothes (Qingdao) Co., Ltd. from September 2005 to March 2008. Ms. Cheng studied Human Resource Management at Tianjin University from 2017 to 2020 for her undergraduate course. She studied Accounting Computerization at Shandong Women’s University from 2002 to 2005.

Yong Jiang has been the Secretary of the Board of Directors since April 2011. Since July 2014, Mr. Jiang has been the vice president of Fuwei Films (Shandong) Co., Ltd. where he has been responsible for the product sale. He was assistant President of Fuwei Films (Shandong) Co., Ltd. from 2007 to June 2014. From 2003 to 2006, he served as assistant manager, deputy manager and manager of the marketing department for Shandong Fuwei. In 1998, he joined Weifang Neoluck Plastic Co., Ltd. where he was responsible for overseas sales and production planning. In December 2015, Mr. Jiang obtained his EMBA degree in Nankai University. In 1998, he received his bachelor’s degree in Information Management and Information System from Shandong University.

Proposal 1

RE-ELECTION OF DIRECTORS

Under our articles of association, the directors shall have the power from time to time and at any time to appoint any person as a director to fill a casual vacancy on the Board or as an addition to the existing Board. Any director so appointed by the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

Mr. Zengyong Wang had given notice of his resignation dated July 10, 2020, as the Company’s Chief Executive Officer and Chairman of the Board of Directors, effective July 20, 2020. The Board of Directors of the Company accepted Mr. Wangs’s resignation on July 10, 2020 and appointed Mr. Lei Yan to serve as the Company’s Chief Executive Officer and Chairman of the Board of Directors effective July 21, 2020. In addition, Mr. Benjie Dong gave his notice of resignation dated July 10, 2020, as the Company’s Chief Financial Officer and director, effective July 20, 2020. The Board of Directors of the Company accepted Mr. Dong’s resignation on July 10, 2020 and appointed Ms. Jingjing Cheng to serve as the Company’s Chief Financial Officer and director effective July 21, 2020.

On September 1, 2020, the Company has received a signed resignation letter from Mr. Jianguo Zhang (Mr. Zhang) resigning his position as an independent director of the Company and a member of the audit committee of the Company (the “Audit Committee”), effective September 21, 2020. Following Mr. Zhang’s resignation, the Board of Directors of the Company appointed Mr. Lihang Geng as an independent director and a member of the Audit Committee to fill the vacancy arising as a result of Mr. Zhang’s resignation, effective September 22, 2020.

Under our articles of association, Mr. Lei Yan, Ms. Jingjing Cheng and Mr. Lihang Geng shall be re-elected at this AGM.

Under our articles of association, at each annual general meeting one-third of our directors (or, if their number is not a multiple of three (3), the number nearest to but not greater than one-third) shall retire from office by rotation. A retiring director is eligible for re-election. The chairman of the Board and/or the managing director of the Company, whilst holding such office, shall not be subject to retirement by rotation or be taken into account in determining the number of Directors to retire in each year. Further, directors appointed by the Board pursuant to Article 87(3) shall not be taken into account in determining which particular directors or the number of directors who are to retire by rotation. As the Company currently has 5 directors and after excluding directors appointed by the Board, there will be only two directors who may be subject to retirement.  Anyone of such two directors retiring will be exceeding one-third and therefore, no director is required to retire by rotation at the forthcoming AGM pursuant to Article 88.

The Corporate Governance and Nominating Committee was established pursuant to a board resolution granting it the authority to (i) identify individuals qualified to become Board members, (ii) recommend to the Board candidates to fill Board vacancies and newly-created director positions, (iii) recommend whether incumbent directors should be nominated for re-election to the Board upon the expiration of their term, and (iv) oversee the evaluation of the Board’s performance.

DIRECTORS

The directors of the Company are currently as follows:

Name	Age
Lei Yan	39
Jingjing Cheng	35
Junying Liu(1)(2)(3)	67
Tee Chuang Khoo(1)(2)	74
Lihang Geng(1)	50

(1)	Member of the Audit Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Corporate Governance and Nominating Committee.

Information about Directors

Set forth below is certain information with respect to Mr. Junying Liu, Mr. Lihang Geng, and Mr. Tee Chuang Khoo. Information with respect to Mr. Lei Yan and Mr. Jingjing Cheng is set forth under the section titled “Executive Officers” above.

Junying Liu has been an independent director, a member of each of the Audit Committee and the Compensation Committee, and the chairman and sole member of the Corporate Governance and Nominating Committee of the Company, since December 31, 2016. Mr. Liu acted as a counsel of China Lucky Group Corporation (“Lucky Group”) which is a subsidiary of China Aerospace Science and Technology Corporation (“ASTC”) from December 2013 to December 2015. He got his lifelong qualification certificate of Research Fellow (the position of Research Fellow equals to a Professorate Senior Engineer) in 2013 granted by ASTC and was retired in 2013. He was the General Manager of Hefei Lucky Science & Technology Industry Company and Vice Chief Engineer of Lucky Group from February 2007 to November 2013. Mr. Liu was the General Manager of both Lucky Group’s Films Business Division and Baoding Lucky Films Co., Ltd. from February 1997 to January 2007. Mr. Liu got his positional title of Senior Engineer in 1997. Mr. Liu was the President of the Film Base Factory of Lucky Group from February 1993 to January 1997. Mr. Liu was the Director of Administrative Department of Lucky Group from January 1991 to February 1993. He was the Vice Chairman of Association of Science of Lucky Group from 1985 to 1991. Mr. Liu was a lab technician and an engineer of Lucky Group from 1980 to 1985. Mr. Liu graduated and obtained his bachelor’s degree majored in Photosensitive Materials in 1980 from East China University of Science and Technology.

Mr. Lihang Geng has been the professor and doctoral supervisor of Civil, Commercial and Economic Law School in China University of Political Science and Law since May 2017. From September 2011 to May 2017, he was the professor and doctoral supervisor of Law School of Shandong University. Mr. Geng was the assistant president of the court, a member of Adjudication Committee and deputy bureau level judge at Jinan Intermediate People's Court for the Double Thousand Plan of Committee of Political and Legislative Affairs from May 2014 to May 2015. From July 2004 to July 2011, Mr. Geng was the associate professor and master supervisor of law school in Central University of Finance and Economics. He was a legal officer at law department of China National Technical Import and Export Corporation from July 1998 to July 2001. Mr. Geng is a member of Committee of Cases Study, Securities Law Society and China Banking Law Society, all branches of China Law Society. From 2012 to 2018, he was the chairman, executive member of Shandong Civil and Commercial Law Research Association and the deputy chairman, executive member of Shandong Economics Law Research Association. Mr. Geng was a visiting scholar at Law School of Virginia University from September 2008 to September 2009. He studied at China University of Political Science and Law for his Doctor of Law from September 2001 to July 2004. He received his master in law at China University of Political Science and Law in 1998. He received his bachelor degree from School of Energy and Power of Xi`an Jiaotong University in 1992.

Tee Chuang Khoo has been a director of our Company since November 2007. Mr. Khoo was a Senior Partner in Management Consulting at DENEC Management Consulting Co. Ltd. (“DENCE”) in Shanghai from October 2005 to October 2007. From November 2000 to September 2005, Mr. Khoo was a Senior Partner at Improve Management Consulting Services in Malaysia where he was responsible for reducing manufacturing costs and process improvement. Mr. Khoo was an Executive Director at JPK (M) Sdn Bhd, a Malaysian-listed company, from October 1998 to September 2000, where he assisted the Managing Director with the entire operation of the company. From November 1996 to August 1998, he was the General Manager of Broadway Group’s (a Singapore-listed company) product factories in Johor Baru, Malaysia, and in China. He also held managerial positions at the Malaysian conglomerate, The Lion Group, and he was a Human Resources Manager at Metal Box Singapore Ltd, a Singapore-listed company owned by the British Metal Box Group. Mr. Khoo received a Bachelor of Arts in Finance & Management from the University of Oregon (USA), a Master’s in Business Administration (MBA) from University of Southern California (USA) and a diploma in Accounting from the Association of International Accountants from the United Kingdom.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Director Compensation

We reimburse directors for expenses which are necessary and reasonably incurred by them for providing services to us or in the performance of their duties. Our directors who are also our employees receive compensation in the form of salaries, housing allowances, other allowances and benefits in kind in their capacity as our employees. Our directors do not receive any compensation in their capacity as directors in addition to their salaries and other remunerations as members of our management team. We pay their expenses related to attending board meetings and participating in board functions.

The aggregate cash compensation and benefits that we paid to our directors and executive officers, a group of 6 persons for the year ended December 31, 2019 was approximately RMB1.1 million. Mr. Zengyong Wang and Mr. Benjie Dong entered into a Service Agreement with Shandong SNTON Group Co., Ltd. (“SNTON Group”) separately and their salaries were paid by SNTON Group. No executive officer is entitled to any severance benefits upon termination of his or her employment with the Company.

Board Committees

The Board of Directors has a Compensation Committee, a Corporate Governance and Nominating Committee and an Audit Committee.

Compensation Committee

The members of the Compensation Committee during 2019 were Tee Chuang Khoo and Junying Liu.

Our Compensation Committee is responsible for, among other things:

•	reviewing and determining the compensation package for our senior executives;
•	reviewing and making recommendations to our board with respect to the compensation of our directors;
•	reviewing and approving officer and director indemnification and insurance matters;
•	reviewing and approving any employee loan in an amount equal to or greater than RMB 100,000; and
•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

The Compensation Committee held one meeting and acted by one written consent during the fiscal year ended December 31, 2019.

Corporate Governance and Nominating Committee.

Junying Liu is the sole member of our Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee operates under a written charter, a copy of which was included as Appendix A to our proxy statement for our Annual General Meeting held in 2007.

Our Corporate Governance and Nominating Committee is responsible for, among other things:

•	identifying and recommending to the board nominees for election or re-election to the board;
•	reviewing annually with the board the current composition of the board in light of the characteristics of independence, age, skills, experience and availability of service to us;
•	identifying and recommending to the board any director to serve as a member of the board’s committees;
•	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any corrective action to be taken; and
•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

The Corporate Governance and Nominating Committee did not hold any meetings and acted by one written consent during the fiscal year ended December 31, 2019.

Audit Committee

Our Audit Committee currently consists of Tee Chuang Khoo, Junying Liu and Lihang Geng. Mr. Lihang Geng has been our independent director, member of Audit Committee since September 21, 2020 to fill the vacancy of Mr. Jianguo Zhang’s resignation. Tee Chuang Koo qualifies as an audit committee financial expert, as defined under Item 407 of Regulation S-K. The Board adopted a written charter for the Audit Committee, a copy of which was included as Appendix B to our proxy statement for our Annual General Meeting held in 2007.

The audit committee will oversee our accounting and financial reporting processes and the audits of our financial statements. The audit committee is responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;
•	reviewing and approving all proposed related-party transactions;
•	discussing the annual audited financial statements with management and the independent auditors;
•	annually reviewing and reassessing the adequacy of our audit committee charter;
•	meeting separately and periodically with management and the independent auditors;
•	reviewing such other matters that are specifically delegated to our audit committee by our board of directors from time to time; and
•	reporting regularly to the full board of directors.

The Audit Committee members held one meeting and acted by one written consent during the fiscal year ended December 31, 2019.

Meetings of the Board

The Board of Directors did not hold a meeting and acted by written consent on six (6) occasions during the fiscal year ended December 31, 2019.

Communications with the Board of Directors

The Board of Directors maintains a process whereby shareholders may communicate with the Board. Shareholders wishing to communicate with the Board or any individual director must mail a communication addressed to the Board or the individual director to the Board of Directors, c/o Fuwei Films (Holdings) Co., Ltd. No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

AUDIT COMMITTEE REPORT

The Audit Committee operates pursuant to its adopted charter. All members of the Audit Committee are independent, within the meaning of the NASDAQ marketplace rules and regulations.

The Audit Committee assists the Board by overseeing the performance of the independent auditors and the quality and integrity of our internal accounting, auditing and financial reporting practices. The Audit Committee is responsible for retaining (subject to shareholder ratification) and, as necessary, terminating, the independent auditors, annually reviews the qualifications, performance and independence of the independent auditors and the audit plan, fees and audit results, and pre-approves audit and non-audit services to be performed by the auditors and related fees.

The Audit Committee reviewed with the Company’s financial managers and the independent auditors overall audit scopes and plans, the results of internal and external audit examinations, evaluations by the auditors of the Company’s internal controls, and the quality of the Company’s financial reporting.

The Audit Committee has reviewed with management the audited financial statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements. In addressing the quality of management’s accounting judgments, members of the Audit Committee asked for management’s representations that the audited consolidated financial statements of the Company have been prepared in conformity with generally accepted accounting principles and have expressed to both management and the independent auditors their general preference for conservative policies when a range of accounting options is available.

In its meetings with representatives of the independent auditors, the Audit Committee asks them to address, and discusses their responses to several questions that the Audit Committee believes are particularly relevant to its oversight. These questions include:

•	Are there any significant accounting judgments made by management in preparing the financial statements that would have been made differently had the independent auditors themselves prepared and been responsible for the financial statements?
•	Based on the independent auditors’ experience and their knowledge of the Company, do the Company’s financial statements fairly present to investors, with clarity and completeness, the Company’s financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?
•	Based on the independent auditors’ experience and their knowledge of the Company, has the Company implemented internal controls and internal audit procedures that are appropriate for the Company?

The Audit Committee believes that by thus focusing its discussions with the independent auditors, it can promote a meaningful dialogue that provides a basis for its oversight judgments.

The Audit Committee also discussed with the independent auditors all other matters required to be discussed by the auditors with the Audit Committee under Auditing Standard No. 1301 (“Communication with Audit Committees”). The Audit Committee received and discussed with the independent auditors their annual written report on their independence from the Company and its management, which is made under PCAOB Rule 3526, Communication with Audit Committees Concerning Independence, and considered with the independent auditors whether the provision of financial information systems design and implementation and other non-audit services provided by them to the Company during the fiscal year ended December 31, 2019 was compatible with the independent auditors’ independence.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. The Audit Committee reviews the Company’s SEC reports prior to filing and intends to continue this practice in the future. In addition, the Audit Committee reviews all quarterly earnings announcements in advance of their issuance with management and representatives of the independent auditors. In its oversight role, the Audit Committee relies on the work and assurances of the Company’s management, which has the primary responsibility for financial statements and reports, and of the independent auditors, who, in their report, express an opinion on the conformity of the Company’s annual financial statements to generally accepted accounting principles.

In reliance on the reviews and discussions referred to above, in April 2020, the Audit Committee recommended to the Board of Directors (and the Board approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 31, 2019 for filing with the Securities and Exchange Commission.

The Audit Committee and the Board have also recommended the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2019.

Tee Chuang Khoo
Junying Liu
Jianguo Zhang

CODE OF ETHICS

We have adopted a Code of Business Conduct and Ethics that applies to our directors and officers. A copy of the Code was filed as Exhibit 14.1 to our Annual Report on Form 20-F, filed with the SEC on April 2, 2007. The Code of Business Conduct and Ethics can be found on our website at www.fuweiholdings.com and a written copy of the Code will be provided upon request at no charge by writing to our Company Secretary, c/o Fuwei Films (Holdings) Co., Ltd. No. 387 Dongming Road, Weifang Shandong People’s Republic of China, Postal Code: 261061.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The members of our Compensation Committee of the Board of Directors during 2019 were Tee Chuang Khoo, and Mr. Junying Liu. Tee Chuang Khoo and Junying Liu are not now, and have never been, officers or employees of the Company or any of our subsidiaries.

Tee Chuang Khoo and Junying Liu do not have a relationship that would constitute an interlocking relationship with any Executive Officers or Directors of the Company, nor any other affiliated person or entity.

Proposal 2

RATIFICATION OF SELECTION OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

On January 19, 2020, we ended the engagement of KSP, as our independent certified public accountants, and appointed Haoxin as our independent auditor effective January 19, 2020. The decision was approved by our Board of Directors and the audit committee of the Board of Directors.

A representative of Haoxin is expected to be present at the Annual General Meeting. That representative will have an opportunity to make a statement and will be available to respond to questions regarding this and any other appropriate matters.

AUDIT FEES, AUDIT RELATED FEES, TAX FEES AND OTHER FEES FOR FISCAL YEARS ENDED DECEMBER 31, 2019 and 2018.

The audit fee of our current independent registered public accounting firm, Shandong Haoxin Certified Public Accountants Co., Ltd. (“Haoxin”) and previous independent registered public accounting firm, KSP Group, Inc. (“KSP”) in connection with review and audit fee for 2019 was US$140,000. The audit fee of our former independent registered public accounting firm, KSP Group, Inc. (“KSP”) in connection with review and audit fee for 2018 was US$142,500.

The audit related fee of KSP including expenses for responding to SEC comments and out-of-pocket expenses, such as traveling and lodging, for the fiscal years ended December 31, 2019 and 2018 amounted to US$2,738 and US$2,307, respectively.

There were no fees paid to KSP and Haoxin for the fiscal years ended December 31, 2019 and 2018.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE PROPOSAL TO RATIFY AND APPROVE THE APPOINTMENT OF Shandong Haoxin Certified Public Accountants Co., Ltd. AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE COMPANY FOR THE FISCAL YEAR ENDING DECEMBER 31, 2019.

Pre-Approval Policies and Procedures

In accordance with the SEC’s auditor independence rules, the Audit Committee has established the following policies and procedures by which it approves in advance any audit or permissible non-audit services to be provided to the Company by its independent auditor.

Prior to the engagement of the independent auditor for any fiscal year’s audit, management submits to the Audit Committee for approval lists of recurring audit, audit-related, tax and other services expected to be provided by the auditor during that fiscal year. The Audit Committee adopts pre-approval schedules describing the recurring services that it has pre-approved, and is informed on a timely basis, and in any event by the next scheduled meeting, of any such services rendered by the independent auditor and the related fees.

The fees for any services listed in a pre-approval schedule are budgeted, and the Audit Committee requires the independent auditor and management to report actual fees versus the budget periodically throughout the year. The Audit Committee will require additional pre-approval if circumstances arise where it becomes necessary to engage the independent auditor for additional services above the amount of fees originally pre-approved. Any audit or non-audit service not listed in a pre-approval schedule must be separately pre-approved by the Audit Committee on a case-by-case basis. Every request to adopt or amend a pre-approval schedule or to provide services that are not listed in a pre-approval schedule must include a statement by the independent auditors as to whether, in their view, the request is consistent with the SEC’s rules on auditor independence.

The Audit Committee will not grant approval for:

•	any services prohibited by applicable law or by any rule or regulation of the SEC or other regulatory body applicable to the Company;
•	provision by the independent auditor to the Company of strategic consulting services of the type typically provided by management consulting firms; or
•	the retention of the independent auditor in connection with a transaction initially recommended by the independent auditor, the tax treatment of which may not be clear under the Internal Revenue Code and related regulations and which it is reasonable to conclude will be subject to audit procedures during an audit of the Company’s financial statements.

Tax services proposed to be provided by the auditor to any director, officer or employee of the Company who is in an accounting role or financial reporting oversight role must be approved by the Audit Committee on a case-by-case basis where such services are to be paid for by the Company, and the Audit Committee will be informed of any services to be provided to such individuals that are not to be paid for by the Company.

In determining whether to grant pre-approval of any non-audit services in the “all other” category, the Audit Committee will consider all relevant facts and circumstances, including the following four basic guidelines:

•	whether the service creates a mutual or conflicting interest between the auditor and the Company;
•	whether the service places the auditor in the position of auditing his or her own work;
•	whether the service results in the auditor acting as management or an employee of the Company; and
•	whether the service places the auditor in a position of being an advocate for the Company.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements made in our disclosures to the public. Any such forward-looking statements involve risk and uncertainties that could cause actual results to differ materially from any future results described by the forward-looking statements. Risk factors that could contribute to such differences include those matters more fully disclosed in the Company’s reports filed with the Securities and Exchange Commission. The Company specifically disclaims any obligation to update the forward-looking information in the future. Therefore, this forward-looking information should not be relied upon as representing the Company’s estimates of its future financial performance as of any date subsequent to the date of this Proxy Statement. When used herein, the word “estimate,” “project,” “anticipate,” “expect,” “intend,” “believe,” “plan,” and similar expression are intended to identify forward-looking statements.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the Annual General Meeting. If any other matters should properly come before the Annual General Meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy, Proxy Statement and other material which may be sent to Shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We have engaged American Stock Transfer & Trust Company, to assist in the distribution of proxy solicitation materials and the solicitation of votes. Other than reimbursement of certain out-of-pocket expenses, there is no additional fee for its service to distribute proxy solicitation materials and the solicitation of votes. We may reimburse brokers or other persons holding stock in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

AVAILABILITY OF FORM 20-F

We are providing without charge to each person solicited by this Proxy Statement a copy of our Annual Report on Form 20-F for the Fiscal Year ended December 31, 2019, including our financial statements but excluding the exhibits to Form 20-F. The Form 20-F includes a list of the exhibits that were filed with it, and we will furnish a copy of any such exhibit to any person who requests it upon the payment of our reasonable expenses in providing the requested exhibit.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDERS MEETING TO BE HELD ON NOVEMBER 6, 2020

The proxy statement, annual report to shareholders and related materials are available on the Company’s website www.fuweiholdings.com under the heading “Annual Report,” which can be accessed by clicking on “Investor Relations” on the home page of the site.

OTHER MATTERS

Management is not aware of any matters to be presented for action at the Annual General Meeting, except matters discussed in the Proxy Statement. If any other matters properly come before the Annual General Meeting, it is intended that the shares represented by proxies will be voted in accordance with the judgment of the persons voting the proxies.

WHERE YOU CAN FIND MORE INFORMATION

Fuwei Films (Holdings) Co., Ltd. files annual and current reports on Forms 20-F and 6-K, respectively, and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov.

The SEC allows the Company to “incorporate by reference” information that we file with the SEC in other documents into this proxy statement. This means that the Company can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this proxy statement. The information that the Company files with the SEC in the future and incorporates by reference in this proxy statement automatically updates and supersedes previously filed information. Such updated and superseded information will not, except as so modified or superseded, constitute part of this proxy statement.

The Company incorporates by reference into this proxy statement each document we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement and prior to the Annual General Meeting. We also incorporate by reference into this proxy statement the following documents that we filed with the SEC under the Exchange Act:

•	The Annual Report on Form 20-F for the fiscal year ended December 31, 2019, filed on April 28, 2020;
•	The Report of Foreign Private Issuer on Form 6-K filed on June 22, 2020;

•	The Report of Foreign Private Issuer on Form 6-K filed on July 2, 2020;
•	The Report of Foreign Private Issuer on Form 6-K filed on July 17, 2020;
•	The Report of Foreign Private Issuer on Form 6-K filed on September 3, 2020; and
•	The Report of Foreign Private Issuer on Form 6-K filed on September 22, 2020.

SHAREHOLDER PROPOSALS

The Annual General Meeting of Shareholders for the financial year ending 2020 (the “2021 Annual General Meeting”) is expected to be held in November 2021. Any shareholder proposal intended to be included in the Company’s proxy statement and form of proxy for presentation at the 2021 Annual General Meeting pursuant to Rule 14a-8 (“Rule 14a-8”), as promulgated under the Securities Exchange Act of 1934, must be received by the Company not later than August 8, 2021. As to any proposals submitted for presentation at the 2021 Annual General Meeting outside the processes of Rule 14a-8, the proxies named in the form of proxy for the 2021 Annual General Meeting will be entitled to exercise discretionary authority on that proposal unless the Company receives notice of the matter on or before May 10, 2021.

By Order of the Board of Directors,

/s/ Yong Jiang
Yong Jiang
Secretary

September 28, 2020

FUWEI FILMS (HOLDINGS) CO. LTD.

PROXY FOR ANNUAL GENERAL MEETING

TO BE HELD ON NOVEMBER 6, 2020

The undersigned shareholder of Fuwei Films (Holdings) Co. Ltd., a Cayman Islands corporation (the “Company”), holding ______________ shares in the Company, hereby acknowledges receipt of the Notice of Annual General Meeting of Shareholders and Proxy Statement and hereby appoints any one of Lei Yan and Yong Jiang as proxy and attorney-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of the Company to be held at 10:00 a.m. (Beijing Time), at Fuwei Films (Shandong) Co., Ltd., No. 387 Dongming Road, Weifang, Shandong, China on November 6, 2020, or at any adjournment thereof, and to vote, as designated below, all shares of ordinary shares of the Company which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below and hereby revokes any proxy or proxies heretofore given.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH PROPOSAL.

1. To re-elect three (3) Directors.

Lei Yan

☐ FOR	☐ AGAINST	☐ ABSTAIN

Jingjing Cheng

☐ FOR	☐ AGAINST	☐ ABSTAIN

Lihang Geng

☐ FOR	☐ AGAINST	☐ ABSTAIN

A vote FOR the nominees includes discretionary authority to vote for a substitute nominee(s) if any nominee listed becomes unable or unwilling to serve.

2. To ratify the appointment of Shandong Haoxin Certified Public Accountants Co., Ltd. as the Company’s independent auditors and authorizing the board of directors to fix their remuneration.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3. To transact any other business as may properly be presented at the Annual General Meeting or any adjournment or postponement thereof.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED “FOR” EACH PROPOSAL SPECIFICALLY IDENTIFIED ABOVE.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.

I PLAN ON ATTENDING THE ANNUAL GENERAL MEETING	Yes ☐	No ☐

Signature of Shareholder	Date:

NOTE: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

FUWEI FILMS (HOLDINGS) CO. LTD.

2020 ANNUAL GENERAL MEETING OF SHAREHOLDERS

November 6, 2020

The undersigned hereby appoints any one of Lei Yang and Yong Jiang as proxy and attorney-in-fact, with full power to each of substitution and revocation, on behalf and in the name of the undersigned, to represent the undersigned at the Annual General Meeting of Shareholders of the Company to be held at 10:00 a.m. (Beijing Time), at Fuwei Films (Shandong) Co., Ltd. located at No. 387 Dongming Road, Weifang, Shandong, China on November 6, 2020, or at any adjournment thereof, with all powers the undersigned would possess if personally present. In his or her discretion, the Proxy is authorized to vote upon such other business as may properly come before the Annual General Meeting.

(Continued and to be signed on the reverse side.)